December 3, 2020

VIA EDGAR

United States Securities

    and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	iBio, Inc.

Registration Statement on Form S-3

File No: 333-250973

Ladies and Gentlemen:

iBio, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-250973), to become effective on Monday, December 7, 2020, at 9:00 a.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant hereby authorizes its counsel, Leslie Marlow, Esq. or Patrick J. Egan, Esq. of Gracin & Marlow, LLP, to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 496-2223 or (212) 907-6457 or Mr. Egan at (914) 557-5574 or (212) 907-6457 with any questions you may have concerning this request, and please notify her when this request for acceleration has been granted.

Sincerely,

/s/ Thomas F. Isett

Thomas F. Isett
Chief Executive Officer

cc:	Leslie Marlow, Esq.
Patrick J. Egan, Esq.

8800 HSC PARKWAY, BRYAN, TX, 77807 TEL: (979) 446-0027 WWW.IBIOINC.COM